Exhibit 99.1

Yoshitsu Co., Ltd Announces Pricing of Initial Public Offering

Tokyo, Japan, January 8, 2022 – Yoshitsu Co., Ltd (the “Company”), a retailer and wholesaler of Japanese beauty and health products, as well as other products in Japan, today announced the pricing of its initial public offering (the “Offering”) of 6,000,000 American Depositary Shares (“ADSs”) at a price to the public of US$4.00 per ADS. Each ADS represents one ordinary share of the Company. The ADSs have been approved for listing on the Nasdaq Capital Market under the ticker symbol “TKLF.” The Offering is expected to close on or about January 14, 2022, subject to the satisfaction of customary closing conditions. The Company plans to make a separate announcement regarding commencement of trading on the Nasdaq Capital Market when the trading date is finalized.

The Company expects to receive aggregate gross proceeds of US$24 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 900,000 ADSs at the initial public offering price, less underwriting discounts.

Net proceeds from the Offering will be used for opening new directly-operated physical stores and adding franchise stores, brand marketing, improving distribution centers and logistics systems, and talent acquisition and retention.

The Offering is being conducted on a firm commitment basis. Univest Securities, LLC is acting as the sole book runner and Valuable Capital Ltd. is acting as a co-manager to the Offering. Hunter Taubman Fischer & Li LLC is acting as counsel to the Company, and Sullivan & Worcester LLP is acting as counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-259129) and, as amended, was declared effective by the SEC on December 23, 2021. The Offering is being made only by means of a prospectus forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from Univest Securities, LLC by email at info@univest.us, or by standard mail to Univest Securities, LLC, 75 Rockefeller Plaza Suite 1838, New York, NY 10019. In addition, a copy of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the registration statement and the preliminary prospectus contained therein and the final prospectus, when available, and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Yoshitsu Co., Ltd

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, as well as other products. The Company offers approximately 12,400 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 3,600 SKUs of health products, including over-the-counter drugs, nutritional supplements, and medical supplies and devices, and 7,900 SKUs of other products, including lingerie, home goods, food, and alcoholic beverages. The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the company’s website at https://www.ystbek.co.jp/irystbek/.

Forward-Looking Statements

All statements other than statements of historical fact in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investors Relations LLC

Tina Xiao

President

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com